Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

December 23, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Mr. James O’Connor

Re:	Post-Effective Amendment No. 76 to Registration Statement on Form N-1A of RS Investment Trust filed on October 2, 2009 (File Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to comments provided orally by you to the undersigned on November 16, 2009, relating to Post-Effective Amendment No. 76 to the registration statement of RS Investment Trust (the “Registrant”) on Form N-1A. Post-Effective Amendment No. 76 relates solely to three series of the Registrant, RS High Yield Municipal Bond Fund, RS Floating Rate Fund, and RS Strategic Income Fund (each a “Fund,” and, collectively, the “Funds”). For convenience of reference, the Securities and Exchange Commission (“SEC”) staff’s comment has been summarized before each response.

General

1.	Comment: Please disclose that gains from derivatives transactions may result in distributions of short-term capital gains to investors, which are taxed as ordinary income.

Response: The following sentence has been added to the Taxes section of the Funds’ prospectus:

A Fund’s use of derivative instruments may increase the Fund’s realization of short-term capital gain and ordinary income, both of which, when distributed to shareholders, will be subject to tax at ordinary income tax rates.

2.	Comment: In the Annual Fund Operating Expenses table of each Fund, please consider adding a footnote that explains the component fees with respect to the column “Distribution (12b-1) Fees.”

Response: The Funds’ investment adviser, RS Investment Management Co. LLC (“RS Investments”) respectfully requests that the disclosure remain unchanged. Please note that Instruction 3(b) to Item 3 of Form N-1A does not require a breakdown of the components of the fees included in the column “Distribution (12b-1 Fees).” Please also note that the “Distribution Arrangements and Rule 12b-1 Fees” section of the “Types of Shares Available” section of the Prospectus discloses that the Funds’ distributor, Guardian Investor Services LLC (“GIS”), pays out of the amounts it receives from the Funds pursuant to the 12b-1 Plan amounts payable with respect to the marketing, distribution, and promotion of the Funds and the servicing of shareholder accounts. Please note that the Funds’ Statement of Additional Information (“SAI”) in the “Distribution of Shares; Distribution Plan” section discloses the annual rates of the distribution fee and service fee that each class of the Funds is authorized to pay. For example, the SAI states “each Fund that issues Class C shares is authorized to pay a monthly distribution fee at an annual rate of 0.75% and a monthly service fee at an annual rate of 0.25% of the average daily net assets of its Class C shares[—]”

3.	Comment: For each Fund, please confirm supplementally that the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds (as such term is defined in Form N-1A) do not exceed 0.01% of the expected average net assets of the Fund.

Response: RS Investments and the Funds’ subadviser, GIS, have confirmed that for each Fund the fees and expenses expected to be incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds do not exceed 0.01% of the expected average net assets of the Fund.

4.	Comment: Please confirm supplementally that RS Investments does not intend to recoup the management fee it is waiving with respect to the Funds.

Response: RS Investments has confirmed that it does not intend to recoup any management fees waived with respect to the Funds.

5.	Comment: The “Other Investment Strategies and Risks” section of the prospectus states that the Funds may at times lend their portfolio securities to securities dealers, banks, and other institutional investors to earn additional income. Please indicate supplementally to what extent the Funds intend to engage in securities lending.

Response: As of the date of this letter the Funds have not entered into any securities lending arrangements. The Funds reserve the right to engage in securities lending in the future. Their securities lending activities would, of course, be limited in accordance with applicable law (e.g., currently to an amount equal to not more than 33% of the value of the Fund’s assets).

6.	Comment: Please explain supplementally what percentage of each Fund’s net assets is expected to be invested in derivative products, and please provide any internal limitations on the use of derivatives.

Response: It is not possible to state this percentage with any specificity both because the amount of a Fund’s use of derivatives will vary over time, and because the amount of a Fund’s investment in derivatives is not necessarily indicative of the Fund’s investment exposure under those derivatives. GIS has, however, stated to the Funds’ Trustees that it does not currently intend to use derivatives with the intention of creating investment leverage in the Funds.

RS High Yield Municipal Bond Fund

7.	Comment: The Principal Investment Strategies section states that interest from the Fund’s investments may be subject to the federal alternative minimum tax (“AMT”). Please state that interest from some of the Fund’s investments will be subject to the AMT. Please disclose that securities that pay interest subject to the AMT will count towards the Fund’s policy regarding minimum investments in municipal obligations. Please consider disclosing that for shareholders subject to the AMT, a substantial portion of the Fund’s distributions may not be exempt from federal income tax.

Response: The following revisions have been made to the Principal Investment Strategies section of the Fund’s prospectus:

The Fund invests primarily in municipal obligations, the interest on which is, in the opinion of the issuer’s bond counsel, exempt from federal individual income tax (but not necessarily the federal alternative minimum tax (“AMT”)). The Fund may invest in obligations that pay interest subject to the AMT.

The following has been added to the Principal Investments section of the Fund’s prospectus:

Under normal circumstances at least 80% of the value of the Fund’s net assets will be invested in tax-exempt municipal obligations (which may include obligations that pay interest subject to the AMT). This is a fundamental policy that cannot be changed without shareholder approval.

The following revisions have been made to the Taxes section of the Funds’ prospectus:

RS High Yield Municipal Bond Fund expects to be eligible to distribute primarily exempt-interest dividends. These dividends generally will be exempt income for federal income tax purposes whether received in the form of cash or additional shares, but may be subject to state and local taxes, as well as the federal alternative minimum tax (“AMT”).

Your annual statements will provide you with information about the exempt-interest dividends you receive. You must disclose this information on your federal tax return. The statement also will report the amount that relates to private activity bonds which could be subject to the AMT. If the Fund invests substantially in private activity bonds, a substantial portion of the Fund’s exempt-interest dividends will potentially be subject to the AMT and therefore not exempt from all federal income tax.

8.	Comment: The second paragraph of the Principal Investment Strategies section states that the Fund may invest any portion of its assets in lower-rated municipal securities. Please revise this to clarify that the Fund may invest any portion of its assets in securities that are rated below investment grade, commonly known as “high yield” or “junk” bonds.

Response: The following revision has been made to the Principal Investment Strategies section of the Fund’s prospectus:

The Fund may invest any portion of its assets in municipal securities that are rated below investment grade (or, if unrated, considered by GIS to be of comparable quality), commonly known as “high yield” or “junk” bonds.

9.	Comment: Please disclose that interest from the Fund’s investments may be subject to state and local taxes.

Response: Please note that the prospectus in the Taxes section states: “RS High Yield Municipal Bond Fund expects to be eligible to distribute primarily exempt-interest dividends. These dividends generally will be exempt income for federal income tax purposes whether received in the form of cash or additional shares, but may be subject to state and local taxes, as well as the federal alternative minimum tax (“AMT”).”

10.	Comment: The Principal Investments section states that the Fund may use derivatives in part for purposes of complying with its policy to invest under normal circumstances at least 80% of the value of the Fund’s net assets in tax-exempt municipal obligations. Please explain supplementally how the Fund intends to use derivatives to satisfy this policy.

Response: The relevant sentence has been removed. The Fund will not use derivatives for purposes of complying with the Fund’s policy to invest under normal circumstances at least 80% of the value of the Fund’s net assets in tax-exempt municipal obligations.

11.	Comment: Since the Principal Investments section states that the Fund’s investments may include any type of debt instrument, please disclose that certain debt instruments in which the Fund may invest may be subject to federal income tax.

Response: The following sentence has been added to the Taxes section of the Fund’s prospectus:

Certain debt instruments in which the Fund is permitted to invest pay interest income subject to federal income tax.

RS Floating Rate Fund

12.	Comment: The Principal Investment Strategies section states that GIS expects that “most” of the investments held by the Fund will typically be below investment grade. Please consider disclosing a more specific range.

Response: The disclosure has been revised as follows to clarify that all of the Fund’s assets may be invested in below investment grade. GIS expects that typically almost all of the Fund’s assets will be invested in below investment grade.

GIS expects that most or all of the investments held by the Fund will typically be below investment grade.

13.	Comment: The Principal Investment Strategies section states that the Fund will “typically” invest in senior secured corporate loans. Please consider disclosing a specific range instead of “typically.”

Response: RS Investments and GIS respectfully request that the disclosure remain unchanged. RS Investments and GIS believe that the current language accurately reflects GIS’s intent to invest the Fund’s assets in senior secured corporate loans. Because GIS retains the flexibility, however, to invest in other levels of a company’s debt structure, GIS would prefer to leave the reference to “typically” rather than set a specific percentage requirement.

14.	Comment: The Principal Investments section states that the Fund may invest any amount of its assets in obligations of foreign issuers, including sovereign issuers. Please disclose supplementally the percentage of the Fund’s assets GIS expects to invest in the obligations of foreign issuers, and, in particular, the percentage of the Fund’s assets GIS expects to invest in the obligations of foreign issuers in emerging markets.

Response: GIS may invest up to 100% of the Fund’s assets in obligations of foreign issuers and has disclosed Foreign Securities Risk as a principal risk of the Fund. While the Fund is permitted to invest in the obligations of foreign issuers in emerging markets, it is not viewed as a principal investment or principal risk of the Fund.

15.	Comment: Please disclose supplementally which other floating rate funds RS Investments and GIS considered in preparing the Fund’s prospectus.

Response: RS Investments and GIS reviewed several prospectuses while drafting the prospectus of RS Floating Rate Fund, although it developed the disclosure for the Fund based on its own analysis of the expected investment program for the Fund. Other floating rate funds currently available (or recently available) in the market include, among others, MFS Floating Rate High Income Fund (which has been merged into another fund), The Hartford Floating Rate Fund, and Franklin Floating Rate Daily Access Fund.

16.	Comment: The Principal Investments section states that the Fund may invest in collateralized debt obligations and commercial mortgage-backed securities. Please consider removing this disclosure in the Principal Investments section.

Response: The requested change has been made.

17.	Comment: The Principal Investments section states that a default or expected default by an issuer “could” make it difficult for the Fund to sell an investment at a price approximating the value the Fund has previously placed on it. Please revise this disclosure to state that a default or expected default by an issuer “would” make it difficult for the Fund to sell an investment at a price approximating the value the Fund has previously placed on it.

Response: The requested change has been made.

18.	Comment: The sixth paragraph of the Principal Investments section states that the Fund may borrow money in order to create investment leverage and that the Fund does not presently intend to borrow an amount more than 20% of its total assets (including amounts borrowed) for investment purposes. Please explain supplementally whether the Fund intends to regularly borrow money to create investment leverage.

Response: The relevant paragraph has been removed from the prospectus. The Fund does not presently intend to borrow money in order to create investment leverage.

19.	Comment: Please confirm supplementally that the Fund will comply with the requirements of Section 18 of the 1940 Act.

Response: RS Investments and GIS have confirmed that the Fund will comply with the requirements of Section 18 of the 1940 Act.

20.	Comment: Please remove “Mortgage- and Asset-backed Securities Risk” as a Principal Risk of the Fund.

Response: The requested change has been made.

21.	Comment: Please remove “Loan Prepayment Risk” as a Principal Risk of the Fund.

Response: The requested change has been made.

22.	Comment: Please consider adding valuation risk as a Principal Risk of the Fund.

Response: RS Investments and GIS believe that valuation risk is not a Principal Risk of the Fund.

RS Strategic Income Fund

23.	Comment: The second sentence of the first paragraph of the Principal Investment Strategies section states, “The Fund may invest in fixed-income obligations of any kind, including, by way of example, U.S. and foreign investment-grade securities; U.S. government securities and securities of foreign governments and supranational entities; U.S. and foreign below investment-grade bonds; and cash instruments.” Please add the word “corporate” before the words “investment-grade securities.”

Response: The requested change has been made.

24.	Comment: The Principal Investment Strategies section states that frequent trading of the Fund’s investments will result in relatively high transaction costs and may result in taxable capital gains. Please add disclosure stating that the Fund may engage in frequent trading and that frequent trading may result in short-term capital gains taxed as ordinary income.

Response: Please note that the relevant paragraph already states that GIS may trade the Fund’s investments more frequently than do many other mutual funds. The relevant disclosure has been revised as follows:

GIS may sell investments when it believes that they no longer offer attractive potential future returns compared to other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that have declined in value. GIS may trade the Fund’s investments more frequently than do many other mutual funds. Frequent trading of the Fund’s investments may result in relatively high transaction costs and may result in short-term capital gains, which are taxed as ordinary income.

25.	Comment: The Principal Investments section states, “The Fund may invest a substantial portion of its assets in mortgage-backed and mortgage-related securities, including collateralized mortgage obligations, and other asset-backed securities.” Unless the Fund intends to invest in “mortgage-related securities” that are not mortgage-backed securities, please consider removing the reference to mortgage-related securities.

Response: The sentence has been revised as follows:

The Fund may invest a substantial portion of its assets in mortgage-backed securities, including collateralized mortgage obligations, and other asset-backed securities.

26.	Comment: Please add valuation risk as a Principal Risk of the Fund.

Response: RS Investments will consider the applicability of this comment to all of the RS Funds at the time of the annual update for the RS Funds.

27.	Comment: Please consider removing “Mortgage- and Asset-backed Securities Risk” as a Principal Risk of the Fund.

Response: RS Investments and GIS respectfully submit that Mortgage- and Asset-backed Securities Risk should remain included as a Principal Risk of the Fund, based on the anticipated investments of the Fund’s portfolio managers on behalf of the Fund.

28.	Comment: Please remove “Loan Prepayment Risk” as a Principal Risk of the Fund.

Response: The requested change has been made.

29.	Comment: Portfolio turnover risk is included in the Fund’s Principal Risks section. Please explain supplementally what is the expected portfolio turnover rate for the Fund.

Response: The Fund’s prospectus currently states that GIS expects the Fund to trade frequently. GIS believes it is not possible to estimate the Fund’s level of portfolio turnover precisely since trading will depend on market conditions. However, GIS believes the Fund may have portfolio turnover in excess of 100% due to potentially large sector allocation moves and periodic rolling of derivatives contracts. The Portfolio Turnover Risk in the Principal Risks section has been revised as follows:

Portfolio Turnover Risk

Frequent purchases and sales of portfolio securities may result in higher Fund expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. The Fund may experience annual portfolio turnover in excess of 100% in the future.

30.	Comment: Please disclose supplementally the Fund’s expected duration.

Response: As disclosed in the Fund’s prospectus, GIS may invest in investments of any maturity. GIS does not intend to manage the Fund to any specific duration.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang

Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Trust

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP